PRESS RELEASE



05005827

Dairy Farm

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor

For immediate release

RESULT OF TENDER OFFER FOR PT HERO SUPERMARKET TBK

24th January 2005 – Dairy Farm International Holdings Limited today announced that the Group's tender offer for shares in PT Hero Supermarket Tbk ('Hero'), which closed on 20th January 2005, had resulted in acceptances of 67.3 million shares, representing 20.42% of Hero. The tender offer, which had been declared effective by Indonesian regulator, Bapepam, on 21st December 2004, was made through Dairy Farm's wholly-owned subsidiary, Nalacca B.V.

The offer price of 2,800 Rp per share represented a 51.4% premium to the highest market price in the 90 day period prior to the announcement of the tender offer on 2nd December 2004. The total cost of the shares acquired is approximately US$21 million.

Combined with its previous shareholding of 12.23% in Hero, Dairy Farm now has a total direct holding of 32.65%. In addition, Dairy Farm holds exchangeable bonds with PT Hero Pusaka Sejati which can be exchanged for a further 24.55% of Hero's existing shares at any time. Dairy Farm confirms that it has no plans to exercise its rights to exchange the bonds at this time.

Commenting on the result of the tender, Dairy Farm Group Finance Director Howard Mowlem said, "We are pleased to have been able to give all Hero's shareholders the opportunity to sell their shares at an attractive premium over the recent market price, and that a substantial number have taken advantage of this."

Mr Mowlem also confirmed that Dairy Farm had had no specific target level for acceptances in the tender offer, and that there were no planned changes in management at Hero as a result of the tender.

Dairy Farm is a leading pan-Asian retailer. At 30th June 2004, the Group and its associates operated 2,680 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 57,400 people in the region; and had 2003 total sales of US$4.5 billion. Dairy Farm is a member of the Jardine Matheson Group.

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Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability

For further information, please contact:

Dairy Farm Management Services Limited
Howard Mowlem (852) 2299 1870
Email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
John Morgan (852) 2501 7939
Email: john.morgan@golinharris.com.hk

This and other Dairy Farm announcements can be accessed through the Internet at 'www.dairyfarmgroup.com'.